SUB ITEM 77C: MERGERS

On October 22, 2010, the net assets of the Touchstone Strategic Trust Large Cap Core Equity Fund merged into the Touchstone Strategic Trust Growth Opportunities Fund. The merger was accomplished by a tax—free exchange of 5,507,436 shares of the Large Cap Core Equity Fund for 925,532 shares of the Growth Opportunities Fund outstanding at October 22, 2010. The Large Cap Core Equity Fund’s net assets as of October 22, 2010 were combined with those of the Growth Opportunities Fund.